Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

June 8, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Global X Funds (the “Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 521

Ladies and Gentlemen:
Included herewith for filing on behalf of the Trust, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy of Post‑Effective Amendment No. 521 to the Trust’s Registration Statement on Form N‑1A (the “Amendment”). The Amendment is being filed, for effectiveness as of June 10, 2018, to: (i) update financial and certain other information contained in the prospectus and statement of additional information for the Global X S&P 500® Quality Dividend ETF; and (ii) respond to comments conveyed by the Staff of the U.S. Securities and Exchange Commission to the undersigned on May 22, 2018. This Amendment does not affect the currently effective prospectuses and statements of additional information of series of the Trust’s shares not included in this Amendment.
As counsel to the Trust, we have assisted in preparing the Amendment, and, in our judgement, it does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the 1933 Act.
Please do not hesitate to call me at (202) 507-5154 if you have any questions regarding the foregoing. Thank you for your attention to this matter.
Sincerely,
/s/ Eric S. Purple
Eric S. Purple